UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Directorate Change dated 21 October 2025

Exhibit No. 1

NatWest Group plc
Directorate Changes

NatWest Group plc ('NWG') announces the appointment of Josh Critchley as an independent non-executive director with effect from 3 November 2025.

Rick Haythornthwaite, Chair of NWG, said:

"I am delighted to welcome Josh to the NWG Board. Josh brings over three decades of experience in investment banking and capital markets, having advised boards and management teams across a wide range of industries and geographies. His deep expertise in financial services and strategic advisory will be a valuable asset to the Board."

Josh is a former Vice Chair of Global Investment Banking at the Royal Bank of Canada, and prior to joining RBC in 2009, held senior roles at Goldman Sachs and Merrill Lynch.

Josh currently serves as Trustee and Investment Committee Chair at Great Ormond Street Hospital Children's Charity and is an Honorary Senior Visiting Fellow at Bayes Business School, City St. George's, University of London.

There are no further matters requiring disclosure under Listing Rule 6.4.8R.

For further information contact:
NatWest Group Investor Relations:
Claire Kane
Director of Investor Relations
+44 (0) 20 7672 1758

NatWest Group Media Relations:
+44 (0) 131 523 4205

LEI: 2138005O9XJIJN4JPN90
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Josh Critchley Biography

Josh Critchley is a former Vice Chair of Global Investment Banking for the Royal Bank of Canada. He was previously their long-time Head of European and Asian Investment Banking, serving in that role for twelve years (2011 - 2022), including seven years as a member of RBC Capital Markets' Global Operating Committee.

He joined RBC in 2009 to help lead the build-out of RBC's investment banking and equities footprint in Europe as part of RBC becoming a full-service investment banking provider.  Before Royal Bank of Canada, Josh held senior roles at Goldman Sachs and Merrill Lynch.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	31 October 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary